Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended March 31,
	2008	2007

Earnings (loss):
Earnings (loss) before income taxes	$(328)	$81

Add: Total fixed charges (per below)	410	479

Less: Interest capitalized	5	9
Total earnings (loss) before income taxes	$77	$551

Fixed charges:
Interest	$180	$227

Portion of rental expense representative of the interest factor	213	233

Amortization of debt expense	17	19
Total fixed charges	$410	$479

Ratio of earnings to fixed charges	0.19	1.15

Coverage deficiency	$333	$-